UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            ADVANCED FINANCIAL, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                    00753J602
                                 (CUSIP Number)

                                PHILIP J. HOLTGRAVES
                          FIRST MORTGAGE INVESTMENT CO.
                                 5425 MARTINDALE
                              SHAWNEE, KANSAS 66218
                            (913) 441-5600, ext. 3059
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 19, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 00753J602

1     Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      FIRST MORTGAGE INVESTMENT CO.

2.    Check the appropriate Box if a Member of a Group      (a) /X/
                                                            (b) / /

3.    SEC Use Only

4.    Source of Funds
      OO

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)            / /

6.    Citizenship or Place of Organization
      MISSOURI

                          7.   Sole Voting Power
                               -0-
NUMBER OF SHARES
                          8.   Shared Voting Power
BENEFICIALLY OWNED             1,800,000

BY EACH REPORTING         9.   Sole Dispositive Power
                               -0-
PERSON WITH
                          10.  Shared Dispositive Power
                               1,800,000

11.   Aggregate Amount Beneficially Owned by Each Reporting Person
      4,800,000

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares                                        / /

13.   Percent of Class Represented by Amount in Row (11)
      64%

14.   Type of Reporting Person
      CO
                               PAGE 2 OF 11 PAGES

                                  SCHEDULE 13D

1.   Name of Reporting Person
     IRS Identification Nos. of Above Person (entities only)

     PHILIP J. HOLTGRAVES

2.   Check the appropriate Box if a Member of a Group       (a) /X/
                                                            (b) / /
3.   SEC Use Only

4.   Source of Funds
     NOT APPLICABLE

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)            / /

6.    Citizenship or Place of Organization UNITED STATES OF AMERICA

                          7.   Sole Voting Power
                               0
NUMBER OF SHARES
                          8.   Shared Voting Power
BENEFICIALLY OWNED             1,800,000

BY EACH REPORTING         9.   Sole Dispositive Power
                               0
PERSON WITH
                          10.  Shared Dispositive Power
                               1,800,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,800,000 (Includes shares beneficially owned by First Mortgage Investment Co.)

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares                                        / /

13. Percent of Class Represented by Amount in Row (11) 64% (Includes shares beneficially owned by First Mortgage
      Investment Co.)

14.   Type of Reporting Person
      IN

                               PAGE 3 OF 11 PAGES

                                  SCHEDULE 13D

CUSIP NO. 00753J602

1     Name of Reporting Person
      IRS Identification Nos. of Above Person (entities only)

      THE PHILIP J. HOLTGRAVES REVOCABLE TRUST DATED JUNE 6, 1989

2.    Check the appropriate Box if a Member of a Group      (a) /X/
                                                            (b) / /

3.    SEC Use Only

4.    Source of Funds
      NOT APPLICABLE

5.    Check Box if Disclosure of Legal Proceedings
      is Required Pursuant to Items 2(d) or 2(e)            / /

6.    Citizenship or Place of Organization
      Missouri

                          7.   Sole Voting Power
                               -0-
NUMBER OF SHARES
                          8.   Shared Voting Power
BENEFICIALLY OWNED             1,800,000

BY EACH REPORTING         9.   Sole Dispositive Power
                               -0-
PERSON WITH
                          10.  Shared Dispositive Power
                               1,800,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,800,000 (Includes shares beneficially owned by First
      Mortgage Investment Co.)

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares                                        /  /

13.   Percent of Class  Represented  by Amount in Row (11)
      64% (Includes shares beneficially owned by First Mortgage Investment Co.)

14.   Type of Reporting Person
      OO
                               PAGE 4 OF 11 PAGES

ITEM 1.    SECURITY AND ISSUER.
           -------------------

      The class of equity securities to which this statement relates is the Common Stock, $0.001 par value per share, of Advanced Financial, Inc. (the "Shares"). The principal executive offices of Advanced Financial, Inc. (the "Issuer") are located at 5425 Martindale, Shawnee Kansas 66218.


ITEM 2.    IDENTITY AND BACKGROUND.
           -----------------------

     This statement is filed by First Mortgage Investment Co., a Missouri corporation ("FMIC"), Mr. Philip J. Holtgraves, Chairman of the Board of Directors and Chief Executive Officer of FMIC and The Philip J. Holtgraves Revocable Trust dated June 6, 1989, a Missouri trust, (the "Trust") and the sole stockholder of FMIC.

     The principal business of FMIC is investing in the Issuer, real estate, real estate mortgage transactions, and servicing and collection rights. The address of FMIC's principal office is 5425 Martindale, Shawnee, Kansas 66218. FMIC has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor during the last five years has FMIC been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Philip Holtgraves is an individual whose present principal occupation is Chairman of the Board of Directors of Directors and Chief Executive Officer of FMIC. Mr. Holtgraves' principal business office with FMIC is 5425 Martindale, Shawnee, Kansas 66218. Mr. Holtgraves is a United States citizen. Mr. Holtgraves has not during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor during the last five years has he been a party to a civil proceeding of any judicial or administrative body resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The principal business of the Trust is investing in stocks, cash and other personal property. The Trust's principal business office is 4407 W. 126th Street, Leawood, Kansas 66209. The Trust has not during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor during the last five years has the Trust been a party to a civil proceeding of any judicial or administrative body resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.





                               PAGE 5 OF 11 PAGES

      The Executive Officers and Directors of FMIC are:

Charles A. Holtgraves          5425 Martindale,         President; Director
                               Shawnee, Kansas 66218

Philip J. Holtgraves           5425 Martindale,         Chairman of the
                               Shawnee, Kansas 66218    Board and Chief
                                                        Executive Officer;
                                                        Director

Vesta M. Holtgraves            5425 Martindale,         Director
                               Shawnee, Kansas 66218

     To the knowledge of FMIC, Mr. Philip J. Holtgraves and the Trust, none of the Executive Officers and Directors identified above has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any Executive Officer or Director identified above during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. All Executive Officers and Directors identified above are citizens of the United States of America.

      ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                -------------------------------------------------

      In 1997 and 1998, the Issuer and its wholly-owned subsidiary, AFI Mortgage, Corp., filed for relief under Chapter 11 of the United States Bankruptcy Code ("Bankruptcy Code") in the United States Bankruptcy Court, District of Kansas, Topeka Division, Case Nos. 97-43122 and 98-41228. On November 13, 1998, the United States Bankruptcy Court for the District of Kansas entered an order (the "Confirmation Order") confirming the First Amended Joint Plan of Reorganization dated July 29, 1998 of the Company and AFI Mortgage, Corp. ("Plan of Reorganization").

      Pursuant to the Plan of Reorganization, FMIC engaged in certain transactions with the Issuer on February 19, 1999. FMIC purchased from the Issuer for $1,030,000 in cash an office building and the land on which the building sat located at 5425 Martindale, Shawnee, Kansas (the "Property"). FMIC released its second mortgage on the Property having a principal balance of $200,000. FMIC also entered into a Credit Agreement with the Issuer pursuant to which FMIC agreed to loan the Issuer up to $875,000. The credit facility is for a period of five years. Interest accrues on the principal balance at a rate of 7% per annum, and is payable quarterly. The principal balance of the loan is payable at maturity.








                            PAGE 6 OF 11 PAGES

      Under the terms of the Plan of Reorganization, FMIC received 1,800,000 Shares of the Issuer in exchange for release of FMIC's second mortgage on the Property. In order to encourage FMIC's participation in the Plan of Reorganization and further investment in the Issuer, the Issuer entered into a Stock Option Agreement with FMIC pursuant to the Plan of Reorganization, granting FMIC an option to purchase an additional 3,000,000 Shares of the Issuer. See Item 6 hereof for a description of the Stock Option Agreement.

      This Item is inapplicable to the other Executive Officers and Directors of FMIC.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

      FMIC purchased the Shares on February 19, 1999 for investment purposes and in order to obtain a significant ownership interest in the Issuer. Depending on market conditions and other factors that FMIC may deem material to its investment decision, FMIC may purchase additional Shares in the open market or in private transactions or may dispose of all or a portion of the Shares that it now owns or hereafter may acquire. While FMIC retains all options for potential future actions, its present expectations are to remain a significant stockholder of the Issuer, and as such to have influence upon future corporate development of the Issuer.

      Except as set forth in this Item 4, FMIC does not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. FMIC reserves the right to formulate such plans or proposals, and to take such action with respect to any or all of such matters and any other matters as FMIC may determine.

     Under the terms of the Plan of Reorganization, upon confirmation of the Plan of Reorganization on November 13, 1998, Phillip J. Holtgraves and his son, Charles A. Holtgraves, became members of the Board of Directors of the Issuer. Mr. Philip J. Holtgraves reserves the right to acquire or dispose of Shares, depending upon circumstances existing from time to time, including market conditions. While Mr. Holtgraves retains all options for potential future actions, his present expectations are to maintain, as trustee of the Trust, his controlling interest in FMIC and to remain a director of the Issuer, and as such to have influence upon future corporate development of the Issuer.

      Except as set forth in this Item 4, Mr. Holtgraves does not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. Mr. Holtgraves reserves the right to formulate such plans or proposals, and to take such action with respect to any or all of such matters and any other matters as Mr. Holtgraves may determine.







                            PAGE 7 OF 11 PAGES

      The Trustee reserves the right to acquire or dispose of Shares, depending upon circumstances existing from time to time, including market conditions. While the Trust retains all options for potential future actions, its present expectations are to maintain its controlling interest in FMIC and as such to have influence upon future corporate development of the Issuer.

      Except as set forth in this Item 4, the Trust does not have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. The Trust reserves the right to formulate such plans or proposals, and to take such action with respect to any or all of such matters and any other matters as the Trust may determine.

      This Item is inapplicable to the other Executive Officers and Directors of FMIC.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

      (a) FMIC beneficially owned 4,800,000 Shares on February 19, 1999, which it believes to be 64% of the entire class of Shares of the Issuer. This amount includes 3,000,000 Shares which FMIC has the present right to acquire pursuant to the Stock Option Agreement dated February 19, 1999 between the Issuer and FMIC. For a description of the Stock Option Agreement, see Item 6 hereof.

      As Chairman of the Board of Directors of Directors and Chief Executive Officer of FMIC and as trustee of the Trust, the sole stockholder of FMIC, Mr. Holtgraves beneficially owned the 3,300,000 Shares beneficially owned by FMIC on February 19, 1999.

      As sole shareholder of FMIC, the Trust beneficially owned the 4,800,000 Shares beneficially owned by FMIC on February 19, 1999.

      FMIC, Mr. Holtgraves and the Trust are not aware of any ownership of Shares by the other Executive Officers and Directors identified herein.

      (b) As the Chairman of the Board of Directors of Directors and Chief Executive Officer of FMIC and as trustee of the Trust, the sole stockholder of FMIC, Mr. Holtgraves shares with FMIC and the Trust the power to vote, or to direct the vote, and the power to dispose, or direct the disposition of the Shares owned by FMIC.

      (c) On February 19, 1999, (i) FMIC acquired 1,800,000 Shares from the Issuer in a private transaction pursuant to the terms of the Plan of Reorganization and (ii) FMIC and the Issuer entered into a Stock Option Agreement, pursuant to which FMIC has the option to purchase 3,000,000 Shares from the Issuer. For a description of the Stock Option Agreement, see Item 6 hereof. FMIC did not effect any other transactions in Shares of the Issuer during the period beginning sixty days prior to February 19, 1999.


                               PAGE 8 OF 11 PAGES

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          -------------------------------------------------------------

      FMIC and the Issuer are parties to a Stock Option Agreement dated February 19, 1999, pursuant to which FMIC has the option to purchase 3,000,000 Shares of the Issuer. The option exercise price is $0.50 per Share, payable in cash or certified funds or by contribution of one or more business units at fair market value. The option expires February 19, 2000, provided that FMIC may extend the option under certain circumstances until February 19, 2001. The Stock Option Agreement is attached hereto as Exhibit 2 and incorporated herein by reference.

      FMIC is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Shares other than as described in Item 5 hereof and in this Item 6. None of the Shares owned by FMIC are pledged or otherwise subject to any contingency the occurrence of which would give another person voting power or investment power over such Shares.

      Neither Mr. Holtgraves nor the Trust are parties to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the Shares, except as described in Item 5 hereof.

      This Item is inapplicable to the Executive Officers and Directors of FMIC.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

      Exhibit 1.    Statement of Joint Filing.

      Exhibit 2. Stock Option Agreement dated February 19, 1999 Advanced Financial, Inc. and First Mortgage Investment Co.







                               PAGE 9 OF 11 PAGES

                                                            Schedule 13D
                                                            Initial Filing
                                                            March 1, 1999

                                   SIGNATURES
                                   ----------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    FIRST MORTGAGE INVESTMENT CO.



March 1, 1999                       By: /s/ Philip J. Holtgraves
                                        --------------------------------------
                                        Philip J. Holtgraves
                                        Chairman of the Board of Directors and
                                        Chief Executive Officer



      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



March 1, 1999                           /s/ Philip J. Holtgraves
                                        ---------------------------------------
                                        Philip J. Holtgraves


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 1, 1999                       THE PHILIP J. HOLTGRAVES
                                    REVOCABLE TRUST DATED JUNE 6,
                                    1989


                                    By: /s/ Philip J. Holtgraves
                                        ---------------------------------------
                                        Philip J. Holtgraves,
                                        Trustee



                               PAGE 10 OF 11 PAGES

                                  EXHIBIT INDEX
                                 TO SCHEDULE 13D
                                 ---------------



No.   Description of Exhibit
---   ----------------------


1.    Statement of Joint Filing

2.    Stock Option Agreement dated February 19, 1999 between
      Advanced Financial, Inc. and First Mortgage Investment Co.

















                               PAGE 11 OF 11 PAGES